NO ACT

PE
12-08-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE [redacted]

09013115

December 18, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12/18/09

William D. Marsh
Deputy General Counsel
Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Re: Baker Hughes Incorporated
Incoming letter dated December 8, 2009

Dear Mr. Marsh:

This is in response to your letter dated December 8, 2009 concerning the shareholder proposal submitted to Baker Hughes by Nick Rossi. We also have received a letter on the proponent's behalf dated December 9, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Baker Hughes Incorporated
Incoming letter dated December 8, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Baker Hughes outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Baker Hughes may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Baker Hughes seeking approval of a charter amendment to permit holders of 25% of Baker Hughes' outstanding shares to call a special shareholder meeting. You indicate that the proposal and the matter sponsored by Baker Hughes present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Baker Hughes omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Baker Hughes Incorporated

BAKER HUGHES

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
P.O. Box 4740
Houston, Texas 77210-4740
Tel 713-439-8709
Fax 713-439-8472
will.marsh@bakerhughes.com

William D. Marsh
Deputy General Counsel

December 8, 2009

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street N.E.
Washington, DC 20549

Re: Baker Hughes Incorporated--Omission of Stockholder Proposal Relating to Special Meetings of Stockholders

Ladies and Gentlemen:

Baker Hughes Incorporated (the "Company") has received a stockholder proposal and supporting statement (the "Stockholder Proposal") from Nick Rossi (the "Proponent"), for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (the "2010 Proxy Materials"). The Stockholder Proposal asks the Board of Directors of the Company (the "Board") to take action to enable the holders of the Company's stock to call special meetings of stockholders. However, the Company already intends to include in its Definitive 2010 Proxy Materials a proposal (the "Company Proposal") that would, if adopted by the Company stockholders, enable the holders of the Company's stock to call special meetings. For the reasons set forth below, the Stockholder Proposal and the Company Proposal would present alternative and conflicting decisions for the Company stockholders, and submitting both proposals for stockholder approval could provide conflicting and ambiguous results at the 2010 Annual Meeting of Stockholders. Accordingly, the Company believes that the Stockholder Proposal may be omitted from the Definitive 2010 Proxy Materials pursuant to Rule 14a-8(i)(9). We respectfully request confirmation from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") that the Company may exclude the Stockholder Proposal from its Definitive 2010 Proxy Materials.

The Company is filing this letter with the Commission not less than 80 calendar days before it intends to file its Definitive 2010 Proxy Materials and has enclosed six copies of this letter and the Stockholder Proposal. The Stockholder Proposal, along with all correspondence relating to it, is attached as Appendix A to this letter. The Company has concurrently sent copies of this letter to Messrs. Rossi and Chevedden, and by copying them on this letter notifies them that they are required to send to the undersigned a copy of any correspondence that they send to the Commission or the Staff with respect to the Stockholder Proposal.[1]

The Stockholder Proposal

The Proposal requests that the Board take the steps necessary to enable the holders of 10% of the outstanding Company stock to call special meetings of stockholders:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.[2]

The Company Proposal

On December 4, 2009 the Board adopted resolutions approving a proposed amendment to the Company's Restated Certificate of Incorporation (the "Charter") that, if adopted by the Company stockholders, will enable the holders of 25% of the outstanding Company stock to call special meetings of stockholders.[3] In its resolutions,

---

1 *See* Rule 14a-8(k); Staff Legal Bulletin No. 14D (Nov. 7, 2008).

2 This resolution is quoted from a revised version of the Stockholder Proposal submitted to the Company by the Proponent on November 13, 2009. The Proponent submitted an earlier version of the Proposal on October 19, 2009, which is included in Appendix A hereto.

3 Currently, the Charter does not permit anyone other than the Board or an authorized committee of the Board to call special meetings. *See* Charter, Article NINTH.

the Board directed that the Charter amendment (i.e., the Company Proposal) be submitted for stockholder approval at the 2010 Annual Meeting of Stockholders.[4] The Company Proposal will appear in the Definitive 2010 Proxy Materials.

The Stockholder Proposal May Be Excluded Because It Directly Conflicts With The Company Proposal

Under Rule 14a-8(i)(9), the Company may omit a stockholder proposal from its proxy materials "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As the Commission has noted, the company's proposal and the stockholder's proposal need not be "identical in scope or focus" in order to omit a stockholder proposal from the company's proxy materials under Rule 14a-8(i)(9).[5] Rather, the Staff has determined that a stockholder proposal may be omitted on this basis where the stockholder proposal and the company proposal present alternative and conflicting decisions for stockholders and submitting both proposals for a stockholder vote could provide inconsistent and ambiguous results.[6]

The Company satisfies this test for exclusion because the Company Proposal urges stockholder adoption of a minimum 25% threshold in order for stockholders to call a special meeting, whereas the Stockholder Proposal urges stockholders to request that the Board adopt a 10% threshold for calling special meetings. The proposals therefore represent alternative and conflicting decisions for stockholders. Furthermore, the adoption of both the Company Proposal and the Stockholder Proposal could result in inconsistent and ambiguous results because these percentage thresholds are different. If the Company stockholders adopted both proposals, there would be an unclear situation as to whether the Board should implement the Company Proposal by directing that the Charter amendment with the 25% threshold be filed with the Secretary of State of Delaware, or whether the Board should abandon the Charter amendment and consider taking future action to adopt special meeting provisions with a 10% threshold. Indeed, the Staff has held on numerous recent occasions that a company may exclude a special meeting proposal submitted by a stockholder under Rule 14a-8(i)(9) if the

---

4 If the Company Proposal is adopted by the stockholders, the Charter amendment will be filed with the Secretary of State of Delaware, and the Board will amend the Company Bylaws to establish certain rules that stockholders would need to follow to call special meetings.

5 *See* Exchange Act Release No. 40018, n.27 (May 21, 1998).

6 *See Becton, Dickinson and Company* (avail. Nov. 12, 2009).

threshold percentage in that proposal differs from the percentage established in a company's special meeting proposal.[7]

* * *

[7] *See Becton, Dickinson and Company* (avail. Nov. 12, 2009) (concurring that a stockholder special meeting proposal calling for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings); *H.J. Heinz Company* (avail. May 29, 2009) (concurring that a stockholder special meeting proposal calling for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 25% of the stockholders to call special meetings); *International Paper Company* (avail. March 17, 2009) (concurring that a stockholder special meeting proposal calling for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 40% of the stockholders to call special meetings); *EMC Corporation* (avail. Feb. 24, 2009) (concurring that a stockholder special meeting proposal calling for 10% of the stockholders to call special meetings could be excluded under Rule 14a-8(i)(9) because the company would include in the proxy materials a proposal calling for 40% of the stockholders to call special meetings).

Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action against the Company if it excludes the Stockholder Proposal from its Definitive 2010 Proxy Materials. If for any reason the Staff disagrees with the Company's position, or has questions or requires additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff before it issues a formal response. Please direct any correspondence on this matter to the person identified below. Thank you for your prompt attention to this request.

Sincerely,

Baker Hughes Incorporated

By: ______________________________

William D. Marsh, Esquire
Deputy General Counsel
(713) 439-8709 (p)
(713) 439-8472 (f)
will.marsh@bakerhughes.com

Attachments

cc: Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

(with attachments)

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

(with attachments)

APPENDIX A

Stockholder Proposal and Correspondence

Alford, Sandy E.

From: Alford, Sandy E.
Sent: November 16, 2009 10:28 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (BHI)

Mr. Chevedden,

We received your revised stockholder proposal on November 13, 2009.

Regards,
Sandy
Sandra E. Alford
Corporate Secretary
Baker Hughes Incorporated
713-439-8673

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: November 13, 2009 4:48 PM
To: Alford, Sandy E.
Subject: Rule 14a-8 Proposal (BHI)

Dear Ms. Alford,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Nick Rossi

Alford, Sandy E.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	November 13, 2009 4:48 PM
To:	Alford, Sandy E.
Subject:	Rule 14a-8 Proposal (BHI)
Attachments:	CCE00008.pdf
Follow Up Flag:	Follow up
Flag Status:	Flagged

Dear Ms. Alford,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc:
Nick Rossi

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Chad C. Deaton
Chairman
Baker Hughes Inc. (BHI)
2929 Allen Parkway Ste 2100
Houston TX 77019

NOVEMBER 13, 2009

Dear Mr. Deaton,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi

Rule 14a-8 Proposal Proponent since the 1980s

10/5/09

cc: Sandra E. Alford <sandy.alford@bakerhughes.com>
PH: 713-439-8673
FX: 713-439-8472
FX: 713-439-8699

[BHI: Rule 14a-8 Proposal, October 19, 2009, November 13, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal is in favor of our board maintaining its current power to call a special meeting.

This proposal topic won our 53% support at our 2009 annual meeting. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon winning their first majority vote.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Alaska Air (ALK), Safeway (SWY), Motorola (MOT), R. R. Donnelley (RRD) and Mattel (MAT).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" Overall, "High Governance Risk" and "Very High Concern" in executive pay.

According to our company's change in control agreements, Chad Deaton would receive $26 million in severance pay if his employment were terminated due to a change in control. This high amount is not in the interests of shareholders as it can present a conflict of interest in the event of a potential change in control. Our company's stock ownership requirement for Mr. Deaton is only five-times his base salary and should be doubled according to The Corporate Library.

We had no shareholder right to cumulative voting, act by written consent, call a special meeting and an independent board chairman. In May 2005 our Board made it more difficult for shareholders to fill vacancies on our board. Our board made sure that we could not vote on this well-established proposal topic of Special Shareowner Meetings at our 2008 annual meeting: Reference: *Baker Hughes Incorporated* (March 4, 2008) no action letter available through SECnet http://www.wsb.com and http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/bakerhughes030408-14a8.pdf.

Our directors also served on these these boards rated "D" by The Corporate Library: Anthony Fernandes, ABM Industries (ABM); Clarence Cazalot, Marathon Oil (MRO); Larry Nichols, Devon Energy (DVN) and Edward Djerejian, Occidental Petroleum (OXY).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

Alford, Sandy E.

From: Alford, Sandy E.
Sent: November 11, 2009 10:12 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Marsh, Will D.
Subject: RE: Rule 14a-8 Broker Letter-(BHI)

Importance: High

Mr. Chevedden,

Thank you for sending the broker letter showing that Mr. Rossi owns 1,000 shares of Baker Hughes common stock. There are no further Rule 14a-8 open items.

Regards,
Sandy
Sandra E. Alford
Corporate Secretary
Baker Hughes Incorporated
713-439-8673

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: November 10, 2009 9:58 PM
To: Alford, Sandy E.
Cc: Marsh, Will D.
Subject: Rule 14a-8 Broker Letter-(BHI)

Dear Ms. Alford,
Please see the attached broker letter. Please advise tomorrow whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: Nick Rossi

Tracking:

Recipient	Delivery
*** FISMA & OMB Memorandum M-07-16 ***	
Marsh, Will D.	Delivered: 11/11/2009 10:12 AM

Alford, Sandy E.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: November 10, 2009 10:03 PM
To: Alford, Sandy E.
Cc: Marsh, Will D.
Subject: Rule 14a-8 Broker Letter-(BHI)
Attachments: CCE00011.pdf

Dear Ms. Alford,
Please see the attached broker letter. Please advise tomorrow whether there are now any rule 14a-8 open items.
A broker letter had not yet been requested.
Sincerely,
John Chevedden
cc: Nick Rossi

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

November 10, 2009

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

RE: *** FISMA & OMB Memorandum M-07-16 ***
Transfer on Death Account

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PRTNERS, LP (ORIGINALLY – TEPPCO PARTNERS, LP)
Held 1240 shares (originally 1000 shares, deposited 07/09/2002)

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS.
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S. Christensen

Mark S Christensen
Financial Advisor

Alford, Sandy E.

From: Alford, Sandy E.
Sent: October 26, 2009 10:24 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (BHI)

Importance: High

Mr. Chevedden:

Baker Hughes Incorporated hereby acknowledges receipt of Mr. Nick Rossi's Rule 14a-8 Proposal.

Regards,
Sandra E. Alford
Corporate Secretary
Baker Hughes Incorporated
713-439-8673

-----Original Message-----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: October 19, 2009 7:31 PM
To: Alford, Sandy E.
Subject: Rule 14a-8 Proposal (BHI)

Dear Ms. Alford,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
Nick Rossi

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Chad C. Deaton
Chairman
Baker Hughes Inc. (BHI)
2929 Allen Parkway Ste 2100
Houston TX 77019

Dear Mr. Deaton,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,

Nick Rossi 10/5/09

Rule 14a-8 Proposal Proponent since the 1980s

cc: Sandra E. Alford <sandy.alford@bakerhughes.com>
PH: 713-439-8673
FX: 713-439-8472
FX: 713-439-8699

[BHI: Rule 14a-8 Proposal, October 19, 2009]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration. This proposal is in favor of our board maintaining its current power to call a special meeting.

This proposal topic won our 53% support at our 2009 annual meeting. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Alaska Air (ALK), Safeway (SWY), Motorola (MOT), R. R. Donnelley (RRD) and Mattel (MAT).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2009 the following governance and performance issues were identified:

The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" Overall, "High Governance Risk" and "Very High Concern" in executive pay.

According to our company's change in control agreements, Chad Deaton would receive $26 million in severance pay if his employment were terminated in connection with a change in control. This high amount is not in the interests of shareholders as it can present a conflict of interest in the event of a potential change in control. Our company's stock ownership requirement for Mr. Deaton is only five-times his base salary and should be doubled according to The Corporate Library.

We had no shareholder right to: cumulative voting, act by written consent, call a special meeting and an independent board chairman. In May 2005 our Board made it more difficult for shareholders to fill vacancies on our board. Our board made sure that we could not vote on this well-established proposal topic of Special Shareowner Meetings at our 2008 annual meeting: Reference: *Baker Hughes Incorporated* (March 4, 2008) no action letter available through SECnet http://www.wsb.com and http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2008/bakerhughes030408-14a8.pdf.

Our directors also served on these three boards rated "D" by The Corporate Library: Anthony Fernandes, ABM Industries (ABM); Clarence Cazalot, Marathon Oil (MRO); Larry Nichols, Devon Energy (DVN) and Edward Djerejian, Occidental Petroleum (OXY).

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** , sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***